FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December, 2006
Commission File Number 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
EX-99.1: FIRST PRIORITY INDENTURE
EX-99.2: FIRST PRIORITY COLLATERAL TRUST AGREEMENT
EX-99.3: INTERCREDITOR AGREEMENT
EX-99.4: FIRST PRIORITY REGISTRATION RIGHTS AGREEMENT
EX-99.5: FIRST PRIORITY MORTGAGE
EX-99.6: FIRST PRIORITY EQUITY INTEREST PLEDGE AGREEMENT
EX-99.7: FIRST PRIORITY EQUITY INTEREST PLEDGE AGREEMENT
EX-99.8: FIRST PRIORITY EQUITY INTEREST PLEDGE AGREEMENT
EX-99.9: FIRST PRIORITY FLOATING LIEN PLEDGE AGREEMENT
EX-99.10: FIRST PRIORITY FLOATING LIEN PLEDGE AGREEMENT
EX-99.11: SECOND PRIORITY INDENTURE
EX-99.12: SECOND PRIORITY COLLATERAL TRUST AGREEMENT
EX-99.13: SECOND PRIORITY REGISTRATION RIGHTS AGREEMENT
EX-99.14: SECOND PRIORITY MORTGAGE
EX-99.15: SECOND PRIORITY EQUITY INTEREST PLEDGE AGREEMENT
EX-99.16: SECOND PRIORITY EQUITY INTEREST PLEDGE AGREEMENT
EX-99.17: SECOND PRIORITY EQUITY INTEREST PLEDGE AGREEMENT
EX-99.18: SECOND PRIORITY FLOATING LIEN PLEDGE AGREEMENT
EX-99.19: SECOND PRIORITY FLOATING LIEN PLEDGE AGREEMENT
EX-99.20: IRREVOCABLE ADMINISTRATION TRUST AGREEMENT
EX-99.21: AGENCY AGREEMENT
EX-99.22: EQUITY TRUST REGISTRATION RIGHTS AGREEMENT

Material Contracts Related to the Restructing of Satélites Mexicanos, S.A. de C.V. (“Satmex”)
On November 30, 2006, Satmex emerged from its U.S. bankruptcy case. Satmex consummated its U.S. chapter 11 plan of reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of New York by order dated October 26, 2006, and implemented the restructuring approved in Satmex’s Mexican concurso mercantil proceeding by the Concurso Plan Order issued on July 14, 2006. In connection with the closing of the transaction, Satmex entered into, among other agreements, the following transaction documents:
•	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., as the Company, each of the First Priority Guarantors named therein, as First Priority Guarantors, and HSBC Bank USA, National Association, as First Priority Indenture Trustee, attached hereto as Exhibit 99.1;

•	First Priority Collateral Trust Agreement among Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named therein, HSBC Bank USA, National Association, as Indenture Trustee, and HSBC Bank USA, National Association, as Collateral Trustee, dates as of November 30, 2006, attached hereto as Exhibit 99.2;

•	Intercreditor Agreement, dated as of November 30, 2006, by and among Satélites Mexicanos, S.A. de C.V., as the Company, HSBC Bank USA, National Association, as the First Priority Collateral Trustee and as the First Priority Indenture Trustee, and Wells Fargo Bank, National Association, as the Second Priority Collateral Trustee and as the Second Priority Indenture Trustee, attached hereto as Exhibit 99.3;

•	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its First Priority Senior Secured Notes due 2011, attached hereto as Exhibit 99.4;

•	First Priority Mortgage in and over the Mortgaged Assets to secure the First Priority Obligations granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as First Priority Collateral Trustee under the First Priority Collateral Trust Agreement for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement, attached hereto as Exhibit 99.5;

•	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satelites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and Enlaces Integra S. de R.L. de C.V., as the Company, attached hereto as Exhibit 99.6;

•	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satelites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company, attached hereto as Exhibit 99.7;

•	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satelites Mexicanos, S.A. de C.V. as Pledgor, HSBC Bank USA, National Association, as First Priority Collateral Trustee, for itself and for the benefit of the First Priority Holders pursuant to the Collateral Trust Agreement, as Pledgee, and SMVS-Administracion, S. de R.L. de C.V., as the Company, attached hereto as Exhibit 99.8;

•	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee, attached hereto as Exhibit 99.9;

•	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and HSBC Bank USA, National Association, as First Priority Collateral Trustee for itself and for the benefit of the First Priority Holders, as the Pledgee, attached hereto as Exhibit 99.10;

•	Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. a Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, as Trustee, attached hereto as Exhibit 99.11;

•	Second Priority Collateral Trust Agreement, among Satélites Mexicanos, S.A. de C.V., each of the Second Priority Guarantors named therein, Wells Fargo Bank, National Association, as Indenture Trustee, and Wells Fargo Bank, National Association, as Collateral Trustee, dated as of November 30, 2006, attached hereto as Exhibit 99.12;

•	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of certain holders of its Second Priority Senior Secured Notes due 2013, attached hereto as Exhibit 99.13;

•	Second Priority Mortgage in and over the Mortgaged Assets of Satélites Mexicanos, S.A. de C.V. to secure the Second Priority Obligations granted by the Company in favor of, and/or for the benefit of, Wells Fargo Bank, National Association, in its capacity as Second Priority Collateral Trustee under the Second Priority Collateral Trust Agreement for the benefit of the beneficiaries of the Second Priority Collateral Trust Agreement, attached hereto as Exhibit 99.14;

•	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satelites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and Enlaces Integra, S. de R.L. de C.V., as the Company, attached hereto as Exhibit 99.15;

•	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satelites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Administracion, S. de R.L. de C.V., as the Company, attached hereto as Exhibit 99.16;

•	Equity Interest Pledge Agreement, as of November 30, 2006, by and between Satelites Mexicanos, S.A. de C.V., as the Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee and for the benefit of the Second Priority Holders pursuant to the Second Collateral Trust Agreement, as the Pledgee, and SMVS-Servicios Tecnicos, S. de R.L. de C.V., as the Company, attached hereto as Exhibit 99.17;

•	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Administracion, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee, attached hereto as Exhibit 99.18;

•	Floating Lien Pledge Agreement, as of November 30, 2006, by and between SMVS-Servicios Tecnicos, S. de R.L. de C.V., as Pledgor, and Wells Fargo Bank, N.A., as Second Priority Collateral Trustee for itself and for the benefit of the Second Priority Holders, as the Pledgee, attached hereto as Exhibit 99.19;

•	Irrevocable Administration Trust Agreement No. F/589, dated as of November 28, 2006, by and between Satélites Mexicanos, S.A. de C.V. as the Company, in its capacity as Settlor and Beneficiary, and Deutsche Bank Mexico, S.A., Institution de Banca Multiple, Division Fiduciaria, in its capacity as Trustee, attached hereto as Exhibit 99.20;

•	Agency Agreement, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. and The Bank of New York, as Agent, for the benefit of holders of Trust Interests, attached hereto as Exhibit 99.21; and

•	Registration Rights Agreement, dated as of November 30, 2006, by Satélites Mexicano, S.A. de C.V. for the benefit of certain holders of Beneficial Interests in the Irrevocable Administrative Trust Agreement No. F/0 598, dated November 28, 2006, attached hereto as Exhibit 99.22.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V. (Registrant)
Date: December 18, 2006	By:	/s/ Cynthia Pelini
Cynthia Pelini
Chief Financial Officer